# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0001992147
Persons authorized to receive notices and communications: Matthew Maron, 17 Old Kings Highway South, Suite 220, Darien, Connecticut (CT), 06820, 203-489-9080

## Reporting persons
- Steven Sarracino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,290,178; sole dispositive power 0; shared dispositive power 1,290,178; aggregate amount beneficially owned 1,290,178 (8.9% of the class)
- Activant Ventures Advisors III, LLC (CIK 0001992147): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class)
- Activant Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class)
- Activant Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 673,960; sole dispositive power 0; shared dispositive power 673,960; aggregate amount beneficially owned 673,960 (4.8% of the class)
- Activant Ventures III Opportunities Fund 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 142,084; sole dispositive power 0; shared dispositive power 142,084; aggregate amount beneficially owned 142,084 (1.1% of the class)
- Activant Ventures III Opportunities Fund 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 235,332; sole dispositive power 0; shared dispositive power 235,332; aggregate amount beneficially owned 235,332 (1.7% of the class)
- Activant Ventures III Opportunities Fund 3, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,350; sole dispositive power 0; shared dispositive power 17,350; aggregate amount beneficially owned 17,350 (0.1% of the class)
- Activant Ventures III Opportunities Fund 4, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 27,832; sole dispositive power 0; shared dispositive power 27,832; aggregate amount beneficially owned 27,832 (0.2% of the class)
- Activant Ventures III Opportunities Fund 6, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 121,414; sole dispositive power 0; shared dispositive power 121,414; aggregate amount beneficially owned 121,414 (0.9% of the class)
- PAVF Holding Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class)
- Better Voyager Partners Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 8 ("Amendment No. 8") amends and supplements the original Schedule 13D filed on September 1, 2023 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 18, 2023 ("Amendment No. 1"), as further amended by Amendment No. 2 to the Original Schedule 13D, filed on October 2, 2024 ("Amendment No. 2"), as further amended by Amendment No. 3 to the Original Schedule 13D, filed on October 25, 2024 ("Amendment No. 3"), as further amended by Amendment No. 4 to the Original Schedule 13D, filed on June 29, 2026 ("Amendment No. 4"), as further amended by Amendment No. 5 to the Original Schedule 13D, filed on August 14, 2026 ("Amendment No. 5"), as further amended by Amendment No. 6 to the Original Schedule 13D, filed on August 17, 2026 ("Amendment No. 6"), as further amended by Amendment No. 7 to the Original Schedule 13D, filed on August 25, 2026 ("Amendment No. 7", together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Schedule 13D"). Except as provided herein, all Items of the Schedule 13D remain unchanged and this Amendment No. 8 does not modify any information previously reported on the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 8 is being filed by each of Steven Sarracino ("Mr. Sarracino"), a United States citizen, Activant Ventures Advisors III, LLC ("AVA III LLC"), a Delaware limited liability company, Activant Capital Management, LP ("ACM LP"), a Delaware limited partnership, Activant Ventures III, L.P. ("AV III LP"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 1, L.P. ("AV III OPS FUND 1"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 2, L.P. ("AV III OPS FUND 2"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 3, L.P. ("AV III OPS FUND 3"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 4, L.P. ("AV III OPS FUND 4"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 6, L.P. ("AV III OPS FUND 6" and, together with AV III LP, AV III OPS FUND 1, AV III OPS FUND 2, AV III OPS FUND 3 and AV III OPS FUND 4, the "AV III Funds"), a Delaware limited partnership, PAVF Holding Company Limited ("PAVF"), a Cayman Islands company limited by shares and Better Voyager Partners Company Limited ("Better Voyager Partners"), a Cayman Islands company limited by shares (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 8 hereby amends and supplements Item 4 of the Schedule 13D by adding the following thereto:

"Effective October 5, 2026, Mr. Sarracino was appointed to the board of directors of the Issuer (the "Board"). In his capacity as a director of the Issuer, Mr. Sarracino expects to consider and vote on, and may communicate with the Issuer's other directors, the Issuer's management team, stockholders of the Issuer, and/or other persons regarding, matters that have come or may come before the Board and/or other matters concerning the Issuer. Such matters may relate to, without limitation, the Issuer's business, strategy, financial position, capital structure, operations, management, corporate governance, and/or current or future initiatives that may be proposed or adopted by the Board or the Issuer's management team. In addition, as a member of the Board, Mr. Sarracino may be involved in proposing or reviewing transactions or initiatives relating to, and may have influence over, the corporate activities of the Issuer, including activities that may relate to one or more of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, and/or consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 8 hereby amends and restates Item 5(a) of the Schedule 13D in its entirety, to read as follows:

"The information set forth in Item 4 above is hereby incorporated by reference in this Item 5.

The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 13,256,037 Shares outstanding as of August 21, 2026, as reported by the Issuer in its definitive consent revocation statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on August 28, 2026.

The Shares reported hereby consist of: (i) 72,206 Shares held by Better Voyager Partners; (i) 673,960 Shares that may be obtained upon the conversion of Class B common stock held by AV III LP; (iii) 142,084 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 1; (iv) 235,332 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 2; (v) 17,350 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 3; (vi) 27,832 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 4; and (vii) 121,414 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 6.

AVA III LLC, as the general partner of the AV III Funds, may be deemed to be a beneficial owner of all such Shares acquirable by the AV III Funds upon the conversion of Class B common stock. ACM LP, as the investment advisor of the AV III Funds, may be deemed to be a beneficial owner of all such Shares acquirable by the AV III Funds upon the conversion of Class B common stock. PAVF, as the sole shareholder of Better Voyager Partners, may be deemed to be a beneficial owner of all such Shares held by Better Voyager Partners. Mr. Sarracino, as manager of AVA III LLC, managing member of the general partner of ACM LP, and director of PAVF, may be deemed to be a beneficial owner of all such Shares acquirable by the AV III Funds upon the conversion of Class B common stock and all such Shares held by Better Voyager Partners. Each of AVA III LLC, ACM LP, PAVF and Mr. Sarracino hereby disclaims any beneficial ownership of any such Shares."
Transactions in the class effected during the past sixty days:
This Amendment No. 8 hereby amends and restates Item 5(c) of the Schedule 13D in its entirety, to read as follows:

"There have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 7."

## Signatures
- Steven Sarracino: /s/ Steven Sarracino, Steven Sarracino (10/07/2026)
- Activant Ventures Advisors III, LLC: /s/ Steven Sarracino, Manager (10/07/2026)
- Activant Capital Management, LP: /s/ Steven Sarracino, Managing Member of its General Partner (10/07/2026)
- Activant Ventures III, L.P.: /s/ Steven Sarracino, Manager of its General Partner (10/07/2026)
- Activant Ventures III Opportunities Fund 1, L.P.: /s/ Steven Sarracino, Manager of its General Partner (10/07/2026)
- Activant Ventures III Opportunities Fund 2, L.P.: /s/ Steven Sarracino, Manager of its General Partner (10/07/2026)
- Activant Ventures III Opportunities Fund 3, L.P.: /s/ Steven Sarracino, Manager of its General Partner (10/07/2026)
- Activant Ventures III Opportunities Fund 4, L.P.: /s/ Steven Sarracino, Manager of its General Partner (10/07/2026)
- Activant Ventures III Opportunities Fund 6, L.P.: /s/ Steven Sarracino, Manager of its General Partner (10/07/2026)
- PAVF Holding Company Limited: /s/ Steven Sarracino, Director (10/07/2026)
- Better Voyager Partners Company Limited: /s/ Steven Sarracino, Director of its Sole Shareholder (10/07/2026)